TREEFORT, LLC

FINANCIAL STATEMENTS
JUNE 30, 2020 AND 2019

Deaton & Company, Chartered
Certified Public Accountants
215 North 9th, Suite A
Pocatello, ID 83201-5278
(208) 232-5825
Members of the Idaho Society of Certified Public Accountants
Members of the American Institute of Certified Public Accountants



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Treefort, LLC
Pocatello, Idaho

We have reviewed the accompanying financial statements of Treefort, LLC (a partnership), which comprise the balance sheet as of June 30, 2020, and 2019, and the related statements of operations and owners' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Deaton & Company

Pocatello, Idaho
January 11, 2021

TREEFORT, LLC
BALANCE SHEET
AS OF JUNE 30, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 193,577	$ 19,358
Prepaid expense	281,020	9,674
Accounts receivable	47,506	151,774
Inventory	83,521	-
Loan receivables	8,999	-
	614,623	180,806
LONG-TERM ASSETS		
Fixed assets		
Furniture and fixtures	5,694	5,694
Less accumulated depreciation	3,797	2,734
	1,897	2,960
TOTAL ASSETS	$ 616,520	$ 183,766
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 108,275	$ 475
Refunds payable	100,340	-
Payable to Shandro group	989	1,365
Note payable - line of credit	1,959	4,472
Accrued expenses	6,393	8,443
Accrued payroll	6,536	6,019
Payroll liabilities	11,408	11,296
Unearned revenue	880,618	134,563
Note payable - PPP loan	75,000	-
	1,191,518	166,633
LONG-TERM DEBT - NET CURRENT		
Notes payable, net current portion	150,000	-
	150,000	-
TOTAL LIABILITIES	$ 1,341,518	$ 166,633
OWNERS' EQUITY		
Retained earnings	(724,998)	17,133
TOTAL LIABILIES AND OWNERS' EQUITY	$ 616,520	$ 183,766

TREEFORT, LLC
STATEMENT OF OPERATIONS, AND OWNERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2020 AND 2019

	2020	2019
REVENUE	$ 34,575	$ 1,761,897
COST OF SALES	(11,290)	(204,496)
GROSS PROFIT	23,285	1,557,401
OPERATING EXPENSES		
Bad debt	2,700	-
Charitable donations	2,986	-
Contract labor	254,669	213,975
Decorations	-	25,138
Depreciation	1,063	1,063
Fees	29,118	30,954
Hospitality	923	13,304
Marketing	67,249	108,984
Meals	1,797	8,477
Office supplies	3,589	6,527
Payroll and payroll expense	292,164	243,638
Payroll taxes	20,353	17,545
Phone	3,887	7,377
Postage	1,427	613
Production	26,903	354,786
Rent	5,580	7,150
Repairs	-	54
Software	17,446	16,667
Staff relations	11,808	18,025
Talent	11,829	448,991
Travel	8,425	15,289
Insurance	1,494	2,350
	765,410	1,540,907
OPERATING INCOME	(742,125)	16,494
OTHER INCOME OR (DEDUCTIONS)		
Interest expense	(6)	(327)
	(6)	(327)
NET INCOME (LOSS)	(742,131)	16,167
OWNERS' EQUITY - JANUARY 1	17,133	966
OWNERS' EQUITY - DECEMBER 31	$ (724,998)	$ 17,133

TREEFORT, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2020 AND 2019

	2020	2019
OPERATING ACTIVITIES		
Net income	$ (742,131)	$ 16,167
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	1,063	1,063
(Increase) decrease in operating assets		
Accounts receivable	104,268	(138,463)
Reserve	-	9,548
Prepaid expense	(271,346)	(4,509)
Inventory	(83,521)	-
Increase (decrease) in operating liabilities:		
Payroll payable	107,800	(28,651)
Shandro group payable	(376)	1,035
Credit card payable	(2,513)	2,696
Accrued expenses	(2,050)	2,982
Accrued payroll	517	848
Payroll liabilities	112	4,006
Refunds payable	100,340	-
Unearned revenue	746,055	44,785
Net cash used by operating activities	(41,782)	(88,493)
INVESTING ACTIVITIES		
Cash paid note receivables	(8,999)	-
Net cash used by investing activities	(8,999)	-
FINANCING ACTIVITES		
Proceeds form notes	225,000	-
Principal payments	-	2,500
Net cash provided (used) by financing activities	225,000	2,500
NET CHANGE IN CASH	174,219	(85,993)
CASH AT BEGINNING OF YEAR	19,358	105,351
CASH AT END OF YEAR	$ 193,577	$ 19,358

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Treefort LLC (the Company) is presented to assist in understanding the Company's financial statements. The Company is an entertainment producer that promotes arts of various forms. The financial statements and notes are the representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of these financial statements.

Nature of Operations

The Company specializes in sponsoring environmentally responsible music festivals in the Boise, Idaho area.

Revenue and Cost Recognition

The Company recognizes revenues on the contract method of accounting. As the Company does not provide contracts for goods or services, revenue is recognized once goods and services are provided.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. The Company uses the direct write-off method of accounting for bad debts. The Company has a history of very minimal bad debt write-offs which have not been material to the financial statements. As such no allowance for bad debts has been recognized. Management has determined the difference between the direct write-off method and GAAP to not be material.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided for using the straight-line method. Depreciation expense for the years ended June 30, 2020, and 2019, was $1,063 and $1,063, respectevly.

The estimated service lives and accumulated depreciation of property and equipment are principally as follows:

Description	Estimated Useful Lives	Accumulated Depreciation
Office equipment	10-30	$ 3,797

Expenditures for repairs and maintenance are charged directly to expense; renewals and betterments, with an expected life greater than one year, are capitalized.

Advertising

Advertising cost are charged to operations as they are incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Income Taxes

The Company is a partnership for income tax purposes. Therefore, the income tax liability is the partners' responsibility.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory consists of retail items and are reported at the lower of cost or market value.

NOTE B - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution covered by FDIC. The balance of deposits held in the bank on June 30, 2020, and 2019 is $193,577 and $19,358, respectively. These deposits are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE C - LOAN RECEIVABLES

The Company provides micro loans to various artist and companies that participate in the Companies productions. These loans have no interest and are due with in one year of issuance.

NOTE D - LONG-TERM DEBT

In May of 2020, the Company qualified for an "Economic Injury Disaster Loan" provided through the *U.S. Small Business Administration (SBA)* in the amount of $150,000. The promissory note includes an interest rate of 3.75% with a monthly Installment payments, including principal and interest, in the amount of $731, beginning twelve months from the date of the note. The balance of principal and interest are to be paid Thirty (30) years from the date of the note. The promissory note includes the collateral of all the Company's assets, supplies, and documents.

In April of 2020, The Company qualified for the Paycheck Protection Program (PPP) loan in the amount of $75,000, fully guaranteed by the SBA. The promissory note includes and interest rate of 1.00% with a maturity date of April 6, 2022. The note also included a loan forgiveness clause where as the Company may apply, to the lender, for forgiveness of the amount due on the outstanding principal balance if funds are used for qualified expenses and the Company is in full compliance with the SBA requirements for requesting loan forgiveness including all necessary documentation.

NOTE E - SUBSEQUENT EVENTS

Subsequent events have been considered up to January 11, 2021, the date the financial statements were issued.

In December 2020, The Company filed for loan forgiveness as outlined in the terms of the PPP loan for $75,000 plus interest. The approval of the forgiveness is pending.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has a payable to the Shandro Group that is a majority interest owner in the Company. The Company also has a line of credit available up to $25,000 from the Shandro Group. (See NOTE - H)

NOTE G - UNEARNED REVENUE

The Company has unearned revenue from presales of tickets for the next years festival. These tickets are subject to being refunded in the case of cancelation of the festival.

NOTE H - LINE OF CREDIT

The Company has a line of credit up to $25,000. This line of credit has an APR of 7.731% with a $100 annual fee. The balance due on this account was $1,959 and $4,472 for 2020 and 2019, respectively.